KODIAK INTERNATIONAL, INC.
                                 Pembroke House
                              Upper Pembroke Street
                         Dublin 2, Republic of Ireland
                        Telephone  353 (0) 1 234 2528

February 25, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Karen J. Garnett, Assistant Director

Re:     Kodiak International, Inc.
        Post-Effective Amendment 1 to Form S-1
        File Number. 333-155059

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the Registrant's post-effective amendment 1 to its registration statement on Form S-1 filed on February 20, 2009.

The filing of Post-Effective Amendment 1 to the Form S-1 was incorrectly filed under the EDGAR system as S-1/A rather than POS AM. No securities have been sold pursuant to the amendment to the Registration Statement.

Please contact me if you have any comments or questions regarding this application.

Very truly yours,

/s/Henry Bush
_______________________
Henry Bush, CEO